Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended July 31, 2017
The financial information of Itaú CorpBanca as of and for the month ended July 31, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	20,843,621
Total Assets	28,803,165

Current accounts and demand deposits	4,300,872
Time deposits and savings accounts	10,028,247
Borrowings from financial institutions	2,140,171
Debt issued	5,982,326

Total Equity	3,452,429
Equity attributable to shareholders	3,228,774
Minority interest	223,655

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	636,319
Provisions for loan losses	(156,324)
Operating expenses	(416,363)
Operating income	63,632

Income from investments in other companies	1,141
Income before taxes	64,773
Income taxes	16,465
Income from continuing operations	81,238
Income from discontinued operations	-

Net income	81,238

Net income attributable to shareholders	82,759
Minority interest	(1,521)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.
Juan Antonio Vargas Matta Milton Maluhy Filho
Chief Accounting Officer Chief Executive Officer